Exhibit 3.2(a)

Amended Section of Registrant’s By-laws

Article III, Section 2.       Number and Term.

The board of directors of the corporation shall consist of six (6) persons and the size of the board, whether increases or decreases, may be made by the amending the bylaws or by resolution of the Board of Directors.  Each director shall hold office until such director’s successor is elected and qualified or until such director’s earlier resignation or removal.